

05007539



The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

21st April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C.
213
SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary

Enclosure



Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:11 21-Apr-05
Number	3540L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
4,977,983 shares held by the shareholder named in 2 above. 29,712,874 shares relate to non-beneficial interest.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Schroder Nominees Limited 4,977,983 shares; Schroder Unit Trusts Limited (SUTL) 8,119,104 shares; Bank of New York 1,460,250 shares; Chase Manhattan Bank 826,200 shares; Chase Nominees Limited a/c 03886 693,900 shares; Chase Nominees Limited 1,440,299 shares; Mellon Nominees (UK) Limited 2,320,200 shares; Morgan Nominees Limited a/c CCC 393,145 shares; Morgan Nominees Ltd 1,335,900 shares; Nortrust Nominees Ltd 5,915,428 shares, Nutraco Nominees Ltd a/c GWPPMPS 232,989 shares; State Street Nominees Limited 5,899,130 shares; State Street Nominees Limited a/c 5H57 1,076,329 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 21/4/05

12) Total holding following this notification:
34,690,857 shares

13) Total percentage holding of issued class following this notification:
11.950%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
21st April 2005

END

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